March 2008 Filed pursuant to Rule 433 dated March 19, 2008 relating to Preliminary Pricing Supplement No. 572 dated March 18, 2008 to Registration Statement No. 333-131266
Structured Investments Opportunities in Commodities

PLUS based on the Price of Soybeans due March   , 2010
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  At maturity, investors will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	March , 2008
Original issue date:	March , 2008 (5 business days after the pricing date)
Maturity date:	March , 2010
Payment at maturity:
If final soybean price is greater than initial soybean price,
$1,000 + leveraged upside payment
If final soybean price is less than or equal to initial soybean price,
$1,000 x commodity performance
This amount will be less than or equal to the stated principal amount of $1,000.

Maximum payment at maturity:	There will be no maximum payment at maturity.
Leveraged upside payment:	$1,000 x (commodity performance – 1) x leverage factor
Leverage factor:	120% to 140%. The actual leverage factor will be determined on the pricing date.
Commodity performance:	final soybean price / initial soybean price
Initial soybean price:	The soybean price on the pricing date
Final soybean price:	The soybean price on the valuation date
Soybean price:
On any day, the official settlement price per bushel of deliverable grade soybeans of the first nearby month futures contract (or, in the case of any date within 14 calendar days of the last trading day of the first nearby month futures contract, the second nearby month futures contract) stated in U.S. cents and as made public by the relevant exchange on such date.

Valuation date:	March , 2010, subject to adjustment for certain market disruption events
CUSIP:	6174464Y2
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and issue price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$1,000	$	$
Total	$	$	$
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement describing this offering.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THIS OFFERING, AND
THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW,
BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 572 dated March 18, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Investment Overview

Performance Leveraged Upside Securities

Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to agricultural commodities can use the PLUS based on the price of soybeans:

▪	To gain access to a physical agricultural commodity and provide a measure of portfolio diversification from traditional fixed income/equity investments

▪	As an alternative to direct exposure to soybeans that enhances increases in the price of soybeans

▪	To enhance returns and outperform a direct investment in soybeans in a bullish scenario

▪	To achieve similar levels of exposure to a direct investment in soybeans while using fewer dollars by taking advantage of the leverage factor

The PLUS are exposed on a 1:1 basis to the any decrease in the price of soybeans.

Maturity:	2 years
Leverage factor:	120% to 140%. The actual leverage factor will be determined on the pricing date
Maximum payment at maturity:	None
Principal protection:	None

Soybeans Overview

Soybeans are used primarily as a source for vegetable oil, for human consumption and as livestock feed.  The price of soybeans to which the return on the PLUS is linked is based on the official settlement price of the near-month futures contract for soybeans as made public on the relevant exchange, which is currently the Chicago Board of Trade.  The official settlement price for the soybeans futures contract expiring in any month for delivery in the following month, is often used as the measure of the current price for soybeans.  The price for the first nearby month futures contract for soybeans can be accessed at www.bloomberg.com under the commodities section.*

Information as of market close on March 14, 2008

Bloomberg Page:*	“S 1”
Current Price:	1,340.00¢
52 Weeks Ago:	736.50¢
52 Week High (on 3/3/08):	1,544.50¢
52 Week Low (on 4/24/07):	709.75¢
* The definitive soybean price on any day will be as published by the relevant exchange. If the price displayed on Bloomberg differs from such published price, the price published by the relevant exchange will prevail.

Soybean Prices Daily Closing Prices of the First Nearby Month Futures Contract January 1, 2003 to March 14, 2008

March 2008	Page 2

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This 2 year investment offers 120% to 140% leveraged upside.  The actual leverage factor will be determined on the pricing date.

Investors can use the PLUS to capture enhanced returns relative to the increase in the price of soybeans, while maintaining similar risk as a direct investment in soybeans.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in soybeans.
Best Case Scenario	The price of soybeans increases and, at maturity, the PLUS redeem for the stated principal amount plus 120% to 140% of the actual increase in the price of soybeans.
Worst Case Scenario	The price of soybeans declines and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline in the price of soybeans.

Summary of Selected Key Risks (see page 9)

▪	No guaranteed return of principal.

▪	No interest payments.

▪
The PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪	The market price of the PLUS will be influenced by many unpredictable factors, including the market price and price volatility of soybeans and of futures contracts and forward contracts on soybeans.

▪	The price of soybeans is affected by numerous factors and may change unpredictably and affect the value of the PLUS in unforeseen ways.

▪	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.

▪	There are risks involved in investing in securities linked to a single agricultural commodity.

▪	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

▪	Economic interests of the calculation agent may be potentially adverse to investors.

▪	Credit risk to Morgan Stanley.

March 2008	Page 3

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, investors will receive for each $1,000 stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the change in the price of soybeans.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
March , 2008	March , 2008 (5 business days after the pricing date)	March , 2010
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per PLUS
Aggregate principal amount:	$
Stated principal amount:	$1,000 per PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:
If final soybean price is greater than initial soybean price,
$1,000 + leveraged upside payment

If final soybean price is less than or equal to initial soybean price,
$1,000 x commodity performance
This amount will be less than or equal to the stated principal amount of $1,000.

Maximum payment at maturity:	There will be no maximum payment at maturity
Leveraged upside payment:	$1,000 x (commodity performance – 1) x leverage factor
Leverage factor:	120% to 140%. The actual leverage factor will be determined on the pricing date.
Commodity performance:	final soybean price / initial soybean price
Initial soybean price:	The soybean price on the pricing date.
Final soybean price:	The soybean price on the valuation date.
Soybean price:
On any day, the official settlement price per bushel of deliverable grade soybeans of the first nearby month futures contract (or, in the case of any date within 14 calendar days of the last trading day of the first nearby month futures contract, the second nearby month futures contract) stated in U.S. cents and as made public by the relevant exchange on such date.

Valuation date:	March , 2010, subject to adjustment for certain market disruption events.
Risk factors:	Please see “Risk Factors” on page 9.

March 2008	Page 4

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS and you should be willing to hold the PLUS to maturity.
CUSIP:	6174464Y2
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS offered under this document and is superseded by the following discussion.
Although the issuer believes that, under current law, each PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result based on current law:
• A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

• Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ¯ Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax Disclosure Sections”) and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS offered under this document and is superseded by the following discussion.
Although the issuer believes that, under current law, each PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)

March 2008	Page 5

Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in futures contracts or forward contracts on soybeans or in such other instruments as we may wish to use in connection with such hedging. Such purchase activity could increase the price of soybeans, and therefore the price to which soybeans must increase on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the preliminary pricing supplement describing this offering.
ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the preliminary pricing supplement describing this offering.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the preliminary pricing supplement, the prospectus supplement and the prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

March 2008	Page 6

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000
Hypothetical leverage factor:	130%

PLUS Payoff Diagram

▪
If the final soybean price is greater than the initial soybean price, investors will receive the $1,000 stated principal amount plus the increase in the price of soybeans over the term of the PLUS multiplied by the hypothetical leverage factor of 130%.  Based on the actual and hypothetical terms above:

–	If the price of soybeans increases 10%, investors would receive a 13% return, or $1,130.

▪
If the final soybean price is less than or equal to the initial soybean price, investors will receive an amount that is less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in the price of soybeans.

–	If the price of soybeans declines 10%, investors would lose 10% of their principal and receive only $900 at maturity, or 90% of the stated principal amount.

–	if the price of soybeans declines 50%, investors would lose 50% of their principal and receive only $500 at maturity, or 50% of the stated principal amount.

March 2008	Page 7

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of PLUS that they hold an amount in cash based upon the price of soybeans, determined as follows:

If the final soybean price is greater than the initial soybean price:

$1,000    +    Leveraged Upside Payment:

The leverage factor will be 120% to 140% and the actual leverage factor will be determined on the pricing date.

If the final soybean price is less than or equal to the initial soybean price:

$1,000    x    Commodity Performance

Because the commodity performance will be less than or equal to 1.0, this payment will be less than or equal to $1,000.

March 2008	Page 8

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the stated principal amount at maturity.  If the final soybean price is less than the initial soybean price, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the price of soybeans.

▪
Not equivalent to investing directly in soybeans or in futures contracts or forward contracts on soybeans.  Investing in the PLUS is not equivalent to investing directly in soybeans or in futures contracts or forward contracts on soybeans. The payment at maturity that investors receive will be linked to the price of the first nearby month futures contract on soybeans (or in some cases, the second nearby month futures contract) and not to the spot price for soybeans. Movements in this futures contract price may not correlate with movements in the spot price for soybeans.

▪
Market price of the PLUS may be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will also influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including the price of soybeans at any time and, in particular, on the valuation date, the market price of soybeans and futures contracts on soybeans, and the volatility of such prices, trends of supply and demand for soybeans at any time, interest and yield rates in the market, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect soybeans or commodities markets generally and which may affect the final price of soybeans, the time remaining until the PLUS mature, and our creditworthiness.

▪
Some or all of these factors will influence the price that you will receive if you sell your PLUS prior to maturity.  For example, you may have to sell your PLUS at a substantial discount from the stated principal amount if the price of soybeans has decreased at the time of sale or if market interest rates rise.  You cannot predict the future prices of soybeans based on their historical levels.  The final soybean price may be less than or equal to the initial soybean price so that you will receive at maturity an amount that is less than or equal to the $1,000 stated principal amount of each PLUS, and will be an amount proportionate to the decrease in the price of soybeans.  In addition, there can be no assurance that the price of soybeans will increase so that you will receive at maturity an amount in excess of the stated principal amount of the PLUS.

▪
The price of soybeans is affected by numerous factors and may change unpredictably and affect the value of the PLUS in unforeseen ways.  Investments, such as the PLUS, linked to the prices of commodities such as soybeans are considered speculative and the prices for commodities such as soybeans may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading activities in commodities and related contracts, pestilence, technological change, weather, and agricultural, trade, fiscal, monetary and exchange control policies.  The price volatility of soybeans also affects the value of the futures and forward contracts related to soybeans and therefore the value of the PLUS at any time.  These factors may affect the price for soybeans and the value of your PLUS in varying and potentially inconsistent ways.  Specific factors affecting the price of soybeans include primarily the global demand for and supply of soybeans, but the price is also influenced significantly from time to time by speculative actions and by currency exchange rates. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans. Extrinsic factors also affect soybean prices such as weather, crop yields, natural disasters, pestilence and technological developments. Soy biodiesel, animal agriculture, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand. The United States, Argentina and Brazil are the three biggest suppliers of soybean crops.

March 2008	Page 9

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.  The futures market for soybeans is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the near-month futures contract used to determine the soybean price is listed on the Chicago Board of Trade (the “CBOT”).  CBOT has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the soybean price and, therefore, the value of the PLUS.

▪
There are risks involved in investing in securities linked to a single agricultural commodity.  The payment at maturity on the PLUS is linked exclusively to the price of soybeans and not to the price of agricultural commodities generally.  The price of soybeans may not correlate to the price of agricultural commodities generally and may diverge significantly from the prices of agricultural commodities generally.  Because the PLUS are linked to the price of a single commodity they carry greater risk and may be more volatile than a security linked to the prices of multiple agricultural commodities or commodities generally.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the IRS were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one possible characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this document and the accompanying pricing supplement.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the  nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and non-U.S. investors considering an investment in the PLUS should consult their tax advisers regarding the U.S. federal income tax consequences of and investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

March 2008	Page 10

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Other Risk Factors

▪
The PLUS will not be listed.  The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

▪
Potential adverse economic interest of the calculation agent and other of our affiliates.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the price of soybeans and, as a result, could decrease the amount investors may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial soybean price and, therefore, could increase the price at which soybeans must close on the valuation date before investors receive a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the price of soybeans on the valuation date and, accordingly, the amount of cash investors will receive at maturity.

▪	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

March 2008	Page 11

PLUS based on the Price of Soybeans due March     , 2010
Performance Leveraged Upside SecuritiesSM

Historical Information

The following table sets forth the published high and low daily official prices, as well as end-of-quarter daily official prices of soybeans for each quarter in the period from January 1, 2003 through March 14, 2008.  The price of soybeans on March 14, 2008 was 1,340.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical prices of soybeans should not be taken as an indication of future prices, and no assurance can be given as to the price of soybeans on the valuation date.

Soybeans (in U.S. cents)	High	Low	Period End
2003
First Quarter	589.50	549.00	574.50
Second Quarter	648.75	573.75	621.25
Third Quarter	683.25	532.50	677.25
Fourth Quarter	800.00	678.00	789.00
2004
First Quarter	1,055.75	787.50	995.00
Second Quarter	1,053.50	806.00	893.00
Third Quarter	979.50	523.50	527.00
Fourth Quarter	561.25	502.00	547.75
2005
First Quarter	681.00	499.50	627.50
Second Quarter	744.50	603.75	651.75
Third Quarter	723.00	557.50	573.25
Fourth Quarter	613.00	554.00	602.00
2006
First Quarter	621.00	562.00	571.50
Second Quarter	609.00	555.25	594.75
Third Quarter	608.50	527.25	547.50
Fourth Quarter	688.00	542.50	683.50
2007
First Quarter	783.75	653.50	761.25
Second Quarter	855.25	709.75	850.00
Third Quarter	1,009.00	799.25	991.25
Fourth Quarter	1,220.75	925.50	1,199.00
2008
First Quarter (through March 14, 2008)	1,544.50	1,189.50	1,340.00

March 2008	Page 12